UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

___________________

This Form 6-K (including exhibits 99.1 – 99.7) is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-173205, 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302, 333-142284 and 333-164656.

CONTENTS

Acquisition of RepliWeb

On September 19, 2011, Attunity Ltd. (the "Company" or "Attunity") completed its previously announced acquisition of RepliWeb Inc. ("RepliWeb").

A copy of the press release announcing the closing is attached hereto as Exhibits 99.1 and is incorporated herein by reference.

Additional Financial Information

In connection with the acquisition of RepliWeb, the Company is also providing certain historical and proforma financial information and data listed in the exhibit table below. The pro forma financial information gives effect to certain pro forma events related to the acquisition and has been presented for informational purposes only. It does not purport to project the future financial position or operating results of the post-acquisition combined company.

Safe Harbor Statement

This Form 6-K (including exhibits thereto) contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when Attunity discusses the future growth of revenues or other expected benefits of the proposed acquisition, it is using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Attunity's liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ.

For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibits

99.1	Press Release, dated September 20, 2011: Attunity Completes Acquisition of RepliWeb.
99.2	Attunity Ltd. unaudited pro forma condensed consolidated financial statements for the six months ended June 30, 2011 and notes thereto.
99.3	Attunity Ltd. unaudited consolidated financial statements for the six months ended June 30, 2011 and notes thereto.
99.4	Attunity Ltd. - Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2011.
99.5	RepliWeb Inc. unaudited consolidated financial statements for the six months ended June 30, 2011 and notes thereto.
99.6	RepliWeb Inc. audited consolidated financial statements for the year ended December 31, 2010 and notes thereto.
99.7	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
99.8	Attunity Ltd. audited consolidated financial statements for the year ended December 31, 2010 and notes thereto*

* Filed as part of Attunity’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer and Secretary

Date: September 20, 2011